Hanson McClain Retirement Network, LLC
dba AW Securities
(SEC ID No. 8-52250)

Statement of Financial Condition

December 31, 2022

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52250

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Hanson McClain Retirement Network, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__340 Palladio Parkway, Suite 501__
(No. and Street)

__Folsom__	__CA__	__95630__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Gary Grigsby__	__469-694-0458__	Gary.Grigsby@allworthfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young LLP__
(Name – if individual, state last, first, and middle name)

__725 S. Figueroa, Ste 600__	__Los Angeles__	__CA__	__90017__
(Address)	(City)	(State)	(Zip Code)

42

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gary Grigsby_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hanson McClain Retirement Network, LLC_____, as of 12/31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Connor Nathaniel Barron
My Commission Expires
6/22/2026
Notary ID 133824904

Signature: *Gary Grigsby*

Title:
CCO

Connor N. Barron
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hanson McClain Retirement Network, LLC

December 31, 2022

Table of Contents



Ernst & Young LLP
725 S Figueroa Street
Suite 200
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 231 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Hanson McClain Retirement Network, LLC dba AW Securities and the Board of Directors of AFG Parent GP, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LLC dba AW Securities (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.
March 31, 2023

1

Hanson McClain Retirement Network, LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash	$	1,350,170
Commissions receivable		782,212
Marketing fees receivable		31,225
Prepaid expenses and other assets		87,636
Due from related parties		4,205
Note receivable		17,395
Total Assets	$	2,272,843

Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	24,122
Accrued compensation and benefits		100,737
Due to related parties		11,238
Total Liabilities		136,097
Member's Capital		2,136,746
Total Liabilities and Member's Capital	$	2,272,843

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2022

1. **Organization**

   Hanson McClain Retirement Network, LLC (the "Company"), dba AW Securities was originally formed as a California limited liability company in July 1998. On July 6, 2017, the Company converted from a California limited liability company to a Delaware limited partnership and changed its name from Hanson McClain Retirement Network, LLC to Hanson McClain Retirement Network, LP. On October 27, 2020, the Company converted to Hanson McClain Retirement Network, LLC, a Delaware limited liability company. The Company is owned 100% by Allworth Financial Group, LP ("AFG").

   The Company is registered as a broker-dealer with the Securities and Exchange Commission since July 2000, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in one reportable segment, earns commissions related to the sale of variable annuities, mutual funds, 529 plans and group retirement plans. The Company provides marketing and training support to independent financial advisors (the "Marketing Partners").

2. **Significant Accounting Policies**

   Basis of Presentation
   The financial statements have been in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the financial statements.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2022, the Company had no cash equivalents. At December 31, 2022, the Company had no restricted cash or restricted cash equivalents.

   Commissions Receivable
   The Company accrues commissions related to sales of variable products, mutual funds, 529 plans and group retirement plans that were generated in the year ended December 31, 2022, but which were not collected before the end of the year. The Company considers all accounts receivable to be fully collectable, and therefore there is no allowance at December 31, 2022.

   Marketing Fees Receivable
   The Company accrues marketing fees which resulted from sale of securities to investors by the Company's marketing partners during the year ended December 31, 2022 but which were not collected before the end of the year. The Company considers marketing fees receivable to be fully collectible, and therefore there is no allowance at December 31, 2022.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2022

2. Significant Accounting Policies (Continued)

Prepaid Expenses and Other Assets
The Company includes amounts paid in advance for goods or services to be received in the future in prepaid expenses and other assets.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such assets and liabilities. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Income Taxes
The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income tax, the Company passes 100% of its taxable income and expenses to is sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2017.

3. Risk Concentration

At December 31, 2022, the Company held cash deposits at a financial institution which were in excess of applicable federal insurance limits by $852,160.

4. Postretirement Plan

The Company maintains a defined benefit contribution plan consistent with provisions under section 401(k) of the Internal Revenue Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined in Rule 15c13-1. At December 31, 2022, the Company's net capital was $1,957,507 which exceeded the requirement by $1,948,434.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2022

6. **Related Party Transactions**

   Under an overhead administrative services agreement, AFG, the Company and the Company's related party by common ownership, Allworth Financial, LP ("AWF"), share certain administrative services, including human resource management, accounting services, software and rent. In addition, the Company reimburses or is reimbursed by related parties for various payments made to vendors on behalf of one another. At December 31, 2022, $11,238 was payable to AFG, included within Due to related parties, and $4,205 was receivable from AWF, included within Due from related parties, on the statement of financial condition.

   The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

7. **Revenue from Contracts with Customers**

   Contract Balances
   The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Company had receivables related to revenue from contracts with customers of $397,831 at January 1, 2022, and $813,437 at December 31, 2022. The Company had no deferred revenue as of December 31, 2022.

8. **Note Receivable**

   On April 15, 2019, the Company entered into a note receivable upon the termination of a joint marketing agreement with a former marketing partner. The terms of the agreement require the marketing partner to pay the Company $54,670 (the "Tail"), payable in 22 equal quarterly payments of $2,485 each until the Tail is paid in full. The note receivable balance was $17,395 at December 31, 2022.

   Future principal receivable under the note:

Year	Amount
2023	7,455
2024	9,940
Total	$17,395

9. **Commitments and Contingencies**

   At December 31, 2022, the Company had no obligations under guarantee arrangements and management was not aware of any commitments or contingencies that have a material impact on the statement of financial condition, other than those disclosed in these notes.

10. **Subsequent Events**

    The Company has evaluated subsequent events through March 31, 2023, the date on which the financial statements were issued.

    The Company made distributions to AFG of $500,000 on January 31, 2023 and $500,000 on March 13, 2023.